Exhibit 99.1

Constellium Reports Second Quarter 2017 Financial Results

Amsterdam – July 27, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) today reported results for second quarter ended June 30, 2017.

•	Shipments of 383 thousand metric tons, down 1% compared to Q2 2016; Automotive shipments up 18% compared to Q2 2016

•	Revenue of €1.4 billion, up 12% compared to Q2 2016 on higher aluminium prices

•	Net income of €15 million compared to €9 million in Q2 2016

•	Adjusted EBITDA of €127 million, up 19% from Q2 2016; H1 2017 Adjusted EBITDA up 11% from H1 2016

•	Significant improvement in H1 2017 Cash Flows from Operations and Free Cash Flow compared to H1 2016

•	Completed a $300 million pan U.S. ABL and a new €100 million inventory based revolving credit facility

•	“Project 2019” initiatives underway and already showing benefits

•	Intend to move corporate domicile to France and delist from Euronext to simplify corporate structure and reduce costs

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered record Adjusted EBITDA during the second quarter. I’m pleased to note that each of our business units were meaningful contributors to these results. Automotive Structures and Industry reported another record quarter as its strong momentum continues. As we expected, Aerospace and Transportation delivered significantly improved results. Packaging and Automotive Rolled Products overcame incremental cost from our automotive readiness program in the U.S. and delivered results comparable to last year.”

Mr. Germain continued, “The strong second quarter results leave us well positioned to deliver at the high end of our high single-digit Adjusted EBITDA growth target for 2017. We remain steadfastly focused on executing our strategy and increasing value for our shareholders.”

    Group Summary

	Q2 2017	Q2 2016	Var.	H1 2017	H1 2016	Var.
Shipments (k metric tons)	383	387	(1)%	758	749	1%
Revenue (€ millions)	1,382	1,233	12%	2,710	2,383	14%
Net income (€ millions)	15	9	72%	28	1	n.m.
Adjusted EBITDA (€ millions)	127	107	19%	220	199	11%
Adjusted EBITDA per metric ton (€)	330	275	20%	290	265	9%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures. n.m.: not meaningful

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities, inter-segment eliminations, and the impact of a €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the second quarter of 2017, shipments of 383k metric tons decreased 1% compared to the second quarter of 2016 on lower shipments in Packaging and Automotive Rolled Products, partially offset by higher shipments in Automotive Structures and Industry. Revenue of €1.4 billion increased 12% compared to the second quarter of last year due primarily to higher aluminium prices. Net income of €15 million improved from €9 million in the second quarter of 2016. Adjusted EBITDA of €127 million increased 19% from the second quarter of last year on improved results from the Aerospace and Transportation and the Automotive Structures and Industry business units.

For the first half of 2017, shipments of 758k metric tons increased 1% compared to the first half of 2016 on higher shipments in Automotive Structures and Industry. Revenue of €2.7 billion increased 14% compared to the first half of last year due to higher aluminium prices. Net income of €28 million improved from €1 million in the first half of 2016. Adjusted EBITDA of €220 million increased by 11% compared to the first half of last year for the reasons stated above.

    Results by Segment

    Packaging & Automotive Rolled Products (P&ARP)

	Q2 2017	Q2 2016	Var.	H1 2017	H1 2016	Var.
Shipments (k metric tons)	258	268	(3)%	512	512	0%
Revenue (€ millions)	736	644	14%	1,441	1,232	17%
Adjusted EBITDA (€ millions)	57	56	2%	98	98	0%
Adjusted EBITDA per metric ton (€)	221	209	6%	191	192	0%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter Adjusted EBITDA increased slightly as compared to the second quarter of 2016 primarily due to better price and mix, offset by incremental cost from our automotive readiness program in the U.S.

For the second quarter of 2017, shipments of 258k metric tons declined 3% from the second quarter of last year as a 31% increase in Automotive rolled product shipments was offset by lower Packaging rolled product shipments. Revenue of €736 million increased 14% compared to the second quarter of 2016 as a result of higher aluminium prices.

For the first half of 2017, Adjusted EBITDA of €98 million was comparable to the same period of the prior year for the reasons stated above. Shipments of 512k metric tons were comparable to the first half of last year as higher Automotive rolled product shipments offset lower Packaging rolled product shipments. Revenue of €1.4 billion increased 17% compared to the first half of last year due to higher aluminium prices.

    Aerospace & Transportation (A&T)

	Q2 2017	Q2 2016	Var.	H1 2017	H1 2016	Var.
Shipments (k metric tons)	63	62	2%	124	125	(1)%
Revenue (€ millions)	366	334	10%	709	666	7%
Adjusted EBITDA (€ millions)	41	31	30%	69	61	14%
Adjusted EBITDA per metric ton (€)	639	496	28%	554	483	15%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter Adjusted EBITDA increased significantly as compared to the second quarter of 2016 due to better price and mix, strong operating cost performance and continued success in developing TID end markets.

For the second quarter of 2017, shipments of 63k metric tons increased 2% compared to the second quarter of 2016 as higher Transportation, Industry and Other rolled product shipments more than offset lower Aerospace rolled product shipments. Revenue of €366 million increased by 10% compared to the second quarter of last year on higher aluminium prices.

For the first half of 2017, Adjusted EBITDA of €69 million increased 14% compared to the first half of 2016 for the reasons stated above. Shipments of 124k metric tons were comparable to the same period in the prior year. Revenue of €709 billion increased 7% compared to the first half of last year on higher aluminium prices.

    Automotive Structures & Industry (AS&I)

	Q2 2017	Q2 2016	Var.	H1 2017	H1 2016	Var.
Shipments (k metric tons)	62	58	5%	122	115	6%
Revenue (€ millions)	288	266	8%	574	527	9%
Adjusted EBITDA (€ millions)	33	29	12%	64	56	13%
Adjusted EBITDA per metric ton (€)	530	497	7%	522	491	6%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter Adjusted EBITDA increased to a record level primarily due to higher shipments of both Automotive and Other extruded products on strong market demand and solid cost performance.

For the second quarter of 2017, shipments of 62k metric tons increased 5% compared to the second quarter of last year. Revenue of €288 million increased 8% compared to the second quarter of 2016 as a result of higher aluminium prices.

For the first half of 2017, Adjusted EBITDA of €64 million grew 13% compared to the first half of last year for the reasons stated above. Shipments of 122k metric tons increased 6% compared to the first half of last year. Revenue of €574 million increased 9% compared to the first half of 2016 as a result of higher aluminium prices.

    Net income and Earnings per share

For the second quarter of 2017, net income of €15 million improved from €9 million in the second quarter of 2016. The change in net income is primarily attributable to the improvement in Adjusted EBITDA discussed above, lower finance costs and income tax expense and a favorable impact from metal lag, partially offset by an unfavorable change in unrealized derivatives and a higher share of loss of joint-ventures. Basic and fully diluted earnings per share were €0.15 compared to €0.08 per share for the same period last year. Fully diluted income and loss per share were based on a weighted average number of ordinary shares of 106.7 million and 105.5 million for the quarters ended June 30, 2017 and 2016, respectively.

For the first half of 2017, net income of €28 million improved from €1 million in the first half of 2016. The change in net income is primarily attributable to higher Adjusted EBITDA, a favorable impact from metal lag, a €22 million gain from pension and benefit plan amendments and a €20 million one-time impact in connection with the re-negotiation of terms of a customer contract in the first quarter of 2016, partially offset by an unfavorable change in unrealized derivatives and a higher share of loss of joint-ventures.

    Cash flow and Liquidity

For the first half of 2017, Free Cash Flow was an outflow of €54 million as compared to an outflow of €125 million in the same period of the prior year, an improvement of €71 million. Excluding the cash impact of factored receivables, the Company’s Free Cash Flow was positive in the first half of 2017. The significant improvement as compared to the first half of last year was due to higher Adjusted EBITDA, reduced working capital, and lower capital expenditures.

Cash flows from operating activities were €81 million for the first half of 2017 as compared to €48 million in the first half of last year, an improvement of €33 million. We reduced factored receivables by €78 million compared to an increase of €88 million in the first half of last year.

Cash flows used in investing activities were €135 million for the first half of 2017 as compared to cash flows used in investing activities of €177 million in the first half of last year.

Cash flows used in financing activities were €2 million for the first half of 2017 as compared to cash flows from financing activities of €274 million in the first half of last year.

Liquidity at June 30, 2017 was €557 million, comprised of €286 million of cash and cash equivalents and €271 million available under our committed lending facilities and factoring arrangements. This compares to liquidity at December 31, 2016 of €537 million and cash and cash equivalents of €347 million.

In the second quarter of 2017, Ravenswood and Muscle Shoals consolidated their existing secured asset-based revolving credit facilities into a single $300 million pan U.S. ABL due in 2022, extending the Company’s maturity profile. During the second quarter of 2017, the Company also entered into a new €100 million, two year, secured revolving credit facility on inventory to further enhance liquidity.

Net debt was €2,044 million at June 30, 2017, as compared to €2,035 million at December 31, 2016.

    Outlook

We are updating our Adjusted EBITDA growth guidance for 2017 to the high end of our high-single digit range. We continue to expect Adjusted EBITDA growth in the high single digits annually for the next three years, leading to over €500 million of Adjusted EBITDA in 2020.

The Company is not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

    Other recent developments

“Project 2019” is well underway with a wide range of cost reduction and cash flow improvement initiatives throughout the Company. To date, the Company has achieved €10 million of run rate cost savings. In addition, the Company has made significant progress reducing trade working capital. Capital expenditures are on track to meet the Company’s previous guidance of €275 million for 2017, an €80 million reduction compared to 2016.

In line with the Company’s initiatives to reduce costs and simplify its corporate structure, Constellium intends to move its corporate domicile to France and to close its Amsterdam office. Constellium expects this action to enable it to reduce its corporate cost structure and to benefit from additional potential tax savings.

This re-domiciling process is subject to shareholder approval and is expected to be completed by mid-2018. Constellium will also start the process of delisting from Euronext Paris to further reduce cost and complexity.

On July 21, 2017, USW Local 5668 ratified a new, five year, labor agreement with Constellium Rolled Products, LLC, in Ravenswood.

    Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

    About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016. Constellium’s earnings materials for the quarter ended June 30, 2017 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended June 30, 2017 (Unaudited)	Three months ended June 30, 2016 (Unaudited)	Six months ended June 30, 2017 (Unaudited)	Six months ended June 30, 2016 (Unaudited)
Revenue	1,382	1,233	2,710	2,383
Cost of sales	(1,232)	(1,093)	(2,420)	(2,129)

Gross profit	150	140	290	254

Selling and administrative expenses	(62)	(63)	(127)	(124)
Research and development expenses	(8)	(5)	(19)	(14)
Restructuring costs	—	(4)	(2)	(4)
Other gains / (losses) - net	(7)	12	31	21

Income from operations	73	80	173	133

Finance costs - net	(39)	(44)	(93)	(85)
Share of loss of joint-ventures	(7)	(1)	(13)	(2)

Income before income tax	27	35	67	46

Income tax expense	(12)	(26)	(39)	(45)

Net income	15	9	28	1

Net income / (loss) attributable to:
Equity holders of Constellium	16	9	29	1
Non-controlling interests	(1)	—	(1)	—

Net income	15	9	28	1

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF CONSTELLIUM

(in Euros per share)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Basic	0.15	0.08	0.27	0.00
Diluted	0.15	0.08	0.27	0.00

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended June 30, 2017 (unaudited)	Three months ended June 30, 2016 (unaudited)	Six months ended June 30, 2017 (unaudited)	Six months ended June 30, 2016 (unaudited)
Net income	15	9	28	1

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement of post-employment benefit obligations	8	(45)	17	(98)
Income tax on remeasurement of post-employment benefit obligations	—	13	(2)	26
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	24	(14)	29	(6)

Income tax on cash flow hedge	(7)	5	(9)	2

Currency translation differences	(11)	1	(13)	2

Other comprehensive income / (loss)	14	(40)	22	(74)

Total comprehensive income / (loss)	29	(31)	50	(73)

Attributable to:
Equity holders of Constellium	30	(31)	51	(73)
Non-controlling interests	(1)	—	(1)	—

Total comprehensive income / (loss)	29	(31)	50	(73)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At June 30, 2017 (Unaudited)	At December 31, 2016
Assets
Current assets
Cash and cash equivalents	286	347
Trade receivables and other	520	355
Inventories	607	591
Other financial assets	112	117

	1,525	1,410

Non-current assets
Property, plant and equipment	1,463	1,477
Goodwill	423	457
Intangible assets	77	79
Investments accounted for under the equity method	2	16
Deferred income tax assets	213	252
Trade receivables and other	51	47
Other financial assets	10	49

	2,239	2,377

Total Assets	3,764	3,787

Liabilities
Current liabilities
Trade payables and other	989	839
Borrowings	121	107
Other financial liabilities	20	34
Income tax payable	17	13
Provisions	39	42

	1,186	1,035

Non-current liabilities
Trade payables and other	54	59
Borrowings	2,205	2,361
Other financial liabilities	22	30
Pension and other post-employment benefit obligations	675	735
Provisions	105	107
Deferred income tax liabilities	34	30

	3,095	3,322

Total Liabilities	4,281	4,357

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(689)	(743)

Equity attributable to equity holders of Constellium	(525)	(579)
Non-controlling interests	8	9

Total Equity	(517)	(570)

Total Equity and Liabilities	3,764	3,787

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net income / (loss)	—	—	—	—	—	—	29	29	(1)	28
Other comprehensive income / (loss)	—	—	15	20	(13)	—	—	22	—	22

Total comprehensive income / (loss)	—	—	15	20	(13)	—	29	51	(1)	50

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2017	2	162	(136)	2	(1)	20	(574)	(525)	8	(517)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)
Net Income	—	—	—	—	—	—	1	1	—	1
Other comprehensive (loss) / income	—	—	(72)	(4)	2	—	—	(74)	—	(74)

Total comprehensive income / (loss)	—	—	(72)	(4)	2	—	1	(73)	—	(73)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	1	1

At June 30, 2016	2	162	(205)	(4)	8	14	(598)	(621)	12	(609)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended June 30, 2017 (Unaudited)	Three months ended June 30, 2016 (Unaudited)	Six months ended June 30, 2017 (Unaudited)	Six months ended June 30, 2016 (Unaudited)
Net income	15	9	28	1
Adjustments
Depreciation and amortization	41	38	84	72
Finance costs - net	39	44	93	85
Income tax expense	12	26	39	45
Share of loss of joint-ventures	7	1	13	2
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	9	(25)	(14)	(55)
Losses on disposal	1	—	2	(1)
Other - net	2	4	3	5

Interest paid*	(41)	(47)	(80)	(75)
Income tax paid	(5)	(4)	(7)	(6)
Change in trade working capital
Inventories	(10)	34	(37)	12
Trade receivables	(48)	86	(170)	(38)
Trade payables	29	(12)	152	37
Change in provisions and pension obligations	(1)	—	(22)	(4)
Other working capital	(5)	(19)	(3)	(32)

Net cash flows from operating activities	45	135	81	48

Purchases of property, plant and equipment	(60)	(78)	(120)	(156)
Proceeds from disposals net of cash	—	—	—	(4)
Equity contributions and loans to joint-ventures	(10)	(4)	(24)	(23)
Other investing activities	4	4	9	6

Net cash flows used in investing activities	(66)	(78)	(135)	(177)

Proceeds from issuance of Senior Notes	—	—	610	375
Repayments of Senior Notes	—	—	(610)	—
Proceeds / (Repayments) from revolving credit facilities and other loans	8	(53)	18	(87)
Payment of deferred financing costs and exit costs	(2)	(4)	(42)	(12)
Transactions with non-controlling interests	—	1	—	1
Other financing activities	(4)	(7)	22	(3)

Net cash flows from / (used in) financing activities	2	(63)	(2)	274

Net (decrease) / increase in cash and cash equivalents	(19)	(6)	(56)	145
Cash and cash equivalents - beginning of period	309	625	347	472
Cash and cash equivalents classified as held for sale - beginning of period	—	—	—	4
Effect of exchange rate changes on cash and cash equivalents	(4)	3	(5)	1

Cash and cash equivalents - end of period	286	622	286	622

*	In Q4 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which was previously reported as financing cash flows, is now reported as operating cash flows. Prior year numbers were reclassified to conform to the current year presentation.

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
P&ARP	57	56	98	98
A&T	41	31	69	61
AS&I	33	29	64	56
Holdings and Corporate	(4)	(9)	(11)	(16)

Total	127	107	220	199

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Packaging rolled products	208	227	416	432
Automotive rolled products	39	30	73	57
Specialty and other thin-rolled products	11	11	23	23
Aerospace rolled products	28	30	56	61
Transportation, industry and other rolled products	35	32	68	64
Automotive extruded products	28	26	56	52
Other extruded products	34	32	66	63
Other	—	(1)	—	(3)

Total shipments	383	387	758	749

(in millions of Euros)
Packaging rolled products	566	517	1,116	980
Automotive rolled products	123	82	227	156
Specialty and other thin-rolled products	47	45	98	96
Aerospace rolled products	207	201	408	410
Transportation, industry and other rolled products	159	133	301	256
Automotive extruded products	151	141	309	280
Other extruded products	137	125	265	247
Other and inter-segment eliminations*	(8)	(11)	(14)	(42)

Total revenue	1,382	1,233	2,710	2,383

*	Includes €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net income	15	9	28	1
Income tax expense	12	26	39	45
Income before income tax	27	35	67	46
Finance costs - net	39	44	93	85
Share of loss of joint-ventures	7	1	13	2
Income from operations	73	80	173	133
Depreciation and amortization	41	38	84	72
Restructuring costs	—	4	2	4
Unrealized losses / (gains) on derivatives	10	(23)	(18)	(53)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	1	(3)	5	(2)
Gain on pension plans amendments (A)	—	—	(22)	—
Share based compensation	1	2	3	3
Metal price lag (B)	(7)	2	(20)	5
Start-up and development costs (C)	5	8	10	13
Manufacturing system and process transformation costs	1	1	1	4
Wise integration and acquisition costs	—	—	—	2
Wise one-time costs (D)	—	—	—	20
Losses on disposals	1	—	2	—
Other	1	(2)	—	(2)

Adjusted EBITDA	127	107	220	199

(A)	In January 2017, certain Swiss and US pension plans and OPEB were amended, which resulted in a €12 million and €10 million gain respectively.
(B)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(C)	For the six months ended June 30, 2017, start-up costs and development costs include €7 million related to new sites in our AS&I operating segment and €3 million to BiW/ABS growth projects both in Europe and the U.S. For the six months ended June 30, 2016, start-up costs and development costs include €13 million related to BiW/ABS growth projects.
(D)	For the six months ended June 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net cash flows from operating activities	45	135	81	48
Purchases of property, plant and equipment	(60)	(78)	(120)	(156)
Equity contributions and loans to joint-ventures	(10)	(4)	(24)	(23)
Other investing activities	4	4	9	6

Free Cash Flow	(21)	57	(54)	(125)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2017	At December 31, 2016
Borrowings	2,326	2,468
Fair value of cross currency basis swaps	11	(77)
Cash and cash equivalents	(286)	(347)
Cash pledged for issuance of guarantees	(7)	(9)

Net debt	2,044	2,035

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.